Monthly Report - January, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					       Current Month    Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts    $   2,174,495       2,174,495
Change in unrealized gain (loss) on open          5,949,053       5,949,053
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               686             686
      obligations
   Change in unrealized gain (loss) from U.S.        39,720          39,720
      Treasury obligations
Interest Income 			             71,923          71,923
Foreign exchange gain (loss) on margin
      deposits 					    (33,230)        (33,230)
				                 ------------   -------------
Total: Income 				          8,202,647       8,202,647

Expenses:
   Brokerage commissions 		          2,466,712       2,466,712
   Management fee 			             57,834          57,834
   20.0% New Trading Profit Share 	                  0               0
   Custody fees 		       	                456             456
   Administrative expense 	       	            146,831         146,831
					       ------------    -------------
Total: Expenses 		                  2,671,833       2,671,833
Net Income(Loss)			   $      5,530,814       5,530,814
for January, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (442,372.664    $     9,313,020    464,347,014    473,660,034
units) at December 31, 2012
Addition of 		 	              0        883,797        883,797
731.829 units on January 1, 2013
Redemption of 		 	              0   (10,802,618)   (10,802,618)
(9,995.318) units on  January 31, 2013*
Net Income (Loss)               $       155,590      5,375,224      5,530,814
for January, 2013
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2013
(433,235.665 units inclusive
of 126.490 additional units) 	      9,468,610    459,803,417    469,272,027
				  =============  ============= ==============


		GLOBAL MACRO TRUST JANUARY 2013 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.11% 	   1.11%  $    1,073.08	  403,634.721 $   433,131,898
Series 2       1.48% 	   1.48%  $    1,209.01	      242.952 $       293,731
Series 3       1.50% 	   1.50%  $    1,217.25	   27,685.203 $    33,699,884
Series 4       1.67% 	   1.67%  $    1,283.20	    1,672.789 $     2,146,514

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			February 11, 2013
Dear Investor:


The Trust was profitable in January as gains from trading equity and currency futures outdistanced losses from trading interest rate futures.
Trading of energy, metals and agricultural commodity futures were each marginally unprofitable.

Long positions in U.S., South African, Australian, and numerous European and Asian equity indices were profitable, as was a short VIX trade. Market participants were encouraged by an improvement in U.S. economic conditions; by signs that China's growth was recovering after having bottomed in the third quarter of 2012; by continued monetary ease worldwide; and by evidence that some grudging progress was being made on the banking and fiscal problems that have plagued developed economies in recent years.

With less "safe haven" demand and with the Fed leading the charge on monetary accommodation, short U.S. dollar positions against Chile, Mexico, Russia, Turkey, New Zealand, Norway, Sweden and even the euro were profitable. Short yen trades versus the U.S. and Australian dollars were profitable as Japan continued to stress a weak currency to boost growth. A short sterling/ long Australian dollar trade and a short
Swiss franc/long Norway position were profitable as well. Also reflecting the reduction in "safe haven" appetite, short euro trades relative to eastern European and high yield currencies produced losses, while a long euro/short South Africa trade was unprofitable. Short dollar trades against the British, Korean and Singaporean currencies were unprofitable, perhaps because economic data from those countries disappointed.

As growth prospects brightened and risk aversion dissipated, interest rates rose and long positions in German, U.S., Australian, Canadian, British and French note and bond futures-which had been highly profitable for the last two years-produced losses and were reduced. On the other hand, long positions in Italian and Japanese bond futures were profitable.

Long precious metal positions were marginally unprofitable and industrial metals were flat.

Energy trading was slightly unprofitable as gains from a long RBOB gasoline trade nearly offset losses from short crude oil, heating oil, and London gas oil positions that were subsequently reduced or reversed.
Trading of agricultural commodities-grains, soft tropical, and livestock-was marginally negative.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman